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SEC FILE NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2025 (MM/DD/YY) AND ENDING 12/31/2025 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: NANCY BARRON & aSSOCIATES, INC.

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

150 GRAND BLVD
(No. and Street)

LEXINGTON (City) KY (State) 40507 (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

PATRICK BRADLEY (Name) 8592544010 (Area Code – Telephone Number) PBRADLEY@NANCYBARRON.COM (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

RODEFER MOSS & CO. PLLC
(Name – if individual, state last, first, and middle name)

608 MABRY HOOD RD #300 (Address) KNOXVILLE (City) TN (State) 37932 (Zip Code)

11/5/2003 (Date of Registration with PCAOB)(if applicable) 910 (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, NANCY T. BARRON II _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of NANCY BARRON & ASSOCIATES, INC. _____, as of DECEMBER 31, _____, 2 025 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Patrick J Bradley
NOTARY PUBLIC
STATE AT LARGE
KENTUCKY
ID. # KYNP68416
MY COMMISSION EXPIRES MARCH 9 2027

Signature: _[signature]_

Title: CEO   3/2/26

[signature] MAR 2 2026

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

NANCY BARRON & ASSOCIATES, INC.

FINANCIAL STATEMENTS
AND
SUPPLEMENTAL INFORMATION

DECEMBER 31, 2025 AND 2024

NANCY BARRON & ASSOCIATES, INC.
LEXINGTON, KENTUCKY

CONTENTS



RM RODEFER MOSS

<p style="text-align:center">REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM</p>

To the Shareholder
of Nancy Barron & Associates, Inc.

Opinion on the Financial Statements

We have audited the accompanying statements of financial condition of Nancy Barron & Associates, Inc. (the "Company") as of December 31, 2025 and 2024, and the related statements of income, changes in stockholder's equity, and cash flows for the years then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditors' Report on Supplemental Information

The supplemental information presented in Schedule A - Computation of Net Capital under rule 15c3-1 of the SEC and Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investment Protection Corporation (SIPC) on pages 13-15 has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Rodefer Moss & Co, PLLC

We have served as Nancy Barron & Associates, Inc.'s auditor since 2014.

Knoxville, Tennessee
February 27, 2026

<p style="text-align:center">Listening Better, Trying Harder, Caring More. <i>That's Rodefer Moss.</i></p>

NANCY BARRON & ASSOCIATES, INC.
STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2025 AND 2024

ASSETS

	2025	2024
Assets:		
Cash and cash equivalents	$ 371,836	$ 170,939
Receivables from brokers, dealers, and clearing organizations	16,600	21,549
Advance to related party	3,235	235
Prepaid expenses	7,023	4,275
Investments	213,317	214,871
Property and equipment (net of accumulated depreciation of $172,646 and $164,746)	10,605	18,505
Total Assets	$ 622,616	$ 430,374

LIABILITIES AND STOCKHOLDER'S EQUITY

	2025	2024
Current Liabilities:		
Accounts payable	$ 13,760	$ 27,377
Payroll taxes payable	12,850	6,344
Retirement contributions payable	14,282	5,466
Accrued income taxes	7,783	5,700
Accrued wages	99,955	82,500
Total Liabilities	148,630	127,387
Stockholder's Equity:		
Common stock, no par value:		
400 shares of Class A voting authorized, 1 share issued and outstanding	1,866	1,866
39,600 shares of Class B non-voting authorized, 99 shares issued and outstanding	184,695	184,695
Additional paid-in capital	9,042	9,042
Retained earnings	278,383	107,384
Total Stockholder's Equity	473,986	302,987
Total Liabilities and Stockholder's Equity	$ 622,616	$ 430,374

The accompanying notes are an integral part of these financial statements

NANCY BARRON & ASSOCIATES, INC.
STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024

	2025	2024
Revenues:		
Revenue from Contracts with Customers:		
Commissions	$ 480,149	$ 600,247
Mutual fund and 12b-1 fees	616,490	590,444
Margin Interest	12,082	14,931
Total Revenue from Contracts with Customers	1,108,721	1,205,622
Other Revenue (Expense):		
Dividends, interest and capital gain distributions	35,208	8,156
Net realized and unrealized (loss) gain on investments	(1,555)	(80,247)
Total Other (Expense) Revenue	33,653	(72,091)
Net Revenues	1,142,374	1,133,531
Expenses:		
Employee compensation and benefits	646,346	727,149
Clearing fees	7,000	13,201
Promotion	4,264	6,098
Communications	7,432	7,237
Occupancy costs	67,217	63,831
Charitable contributions	-	75,000
Other operating expenses	108,926	100,607
Depreciation	7,899	8,811
Total Expenses	849,084	1,001,934
Net Income before State and Local Taxes	293,290	131,597
Provision for State and Local Taxes	19,291	18,212
Net Income	$ 273,999	$ 113,385

The accompanying notes are an integral part of these financial statements

NANCY BARRON & ASSOCIATES, INC.
STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Balance, January 1, 2024	$ 186,561	$ 9,042	$ 264,367	$ 459,970
Net Income	-	-	113,385	113,385
Distributions	-	-	(270,368)	(270,368)
Balance, December 31, 2024	186,561	9,042	107,384	302,987
Net Income	-	-	273,999	273,999
Distributions	-	-	(103,000)	(103,000)
Balance, December 31, 2025	$ 186,561	$ 9,042	$ 278,383	$ 473,986

The accompanying notes are an integral part of these financial statements

NANCY BARRON & ASSOCIATES, INC.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024

	2025	2024
Cash Flows From Operating Activities:		
Net income	$ 273,999	$ 113,385
Adjustments to reconcile net income to net cash provided (used) by operating activities:		
Depreciation	7,899	8,811
Sale (Purchase) of securities, net	-	(22)
Net realized and unrealized gain on investments	1,555	80,247
Increase (Decrease) in:		
Receivables from brokers, dealers and clearing organizations	4,949	6,908
Advances to related party	(3,000)	-
Prepaid expenses	(2,748)	3,010
Accounts payable	(13,617)	12,250
Payroll taxes payable	6,506	114
Retirement contributions payable	8,816	1,374
Accrued state and local taxes	2,083	1,600
Accrued wages	17,455	1,500
Net Cash Provided by Operating Activities	303,897	229,177
Cash Flows From Financing Activities:		
Distributions to stockholder	(103,000)	(270,368)
Net Cash Used in Financing Activities	(103,000)	(270,368)
Net Change in Cash and Cash Equivalents	200,897	(41,191)
Cash and Cash Equivalents, beginning of year	170,939	212,130
Cash and Cash Equivalents, end of year	$ 371,836	$ 170,939
Supplemental Disclosures:		
Cash paid during the year for income taxes	$ 16,813	$ 16,612

The accompanying notes are an integral part of these financial statements.

Note A - Summary of Significant Accounting Policies:

This summary of significant accounting policies of Nancy Barron & Associates, Inc., is presented to assist in understanding the Company's financial statements. The financial statements and notes are the representation of the Company's management who is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

Nature of Organization - Nancy Barron & Associates, Inc., is a registered broker-dealer with certain restrictions as outlined in an agreement with the Financial Industry Regulatory Authority, Inc., (FINRA), formerly the National Association of Securities Dealers (NASD). The Company was incorporated on March 26, 1992, and is registered with the Securities and Exchange Commission.

In general, the Company has agreed to not hold funds or securities for customers, or to owe money or securities to customers and does not carry accounts of, or for, customers, except with respect to the purchase, sale and redemption of redeemable shares of registered investment companies or of interests or participation in insurance company separate accounts. Additionally, the Company introduces and forwards all transactions and accounts of customers to another broker or dealer who carries such accounts on a fully disclosed basis.

Method of Accounting - The accompanying financial statements have been prepared on the accrual basis of accounting using generally accepted accounting principles.

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Marketable Securities - Marketable securities are valued at market value in accordance with FASB ASC 820, *Fair Value Measurements and Disclosures*. The resulting difference between cost and market value from one year to the next is included in the Statements of Income as unrealized gain (loss) on investments.

Fixed Assets and Depreciation - Fixed assets are recorded at historical cost. Depreciation and amortization are calculated using the straight-line method for financial reporting purposes at rates based on the following estimated useful lives:

Asset Class	Years
Furniture and fixtures	7 - 10
Office equipment	5
Leasehold improvements	10

Note A - Summary of Significant Accounting Policies (Continued):

Revenue and Trade Accounts Receivable - The Company follows the five-step model provided by ASC Topic 606 in order to recognize its revenue in the following manner: 1) Identify the contract; 2) Identify the performance obligations of the contract; 3) Determine the transaction price of the contract; 4) Allocate the transaction price to the performance obligations; and, 5) Recognize revenue.

The Company's primary sources of revenue and trade accounts receivable is through commissions and distribution fees generated by effecting trades for its customers, most of whom are principally located in the Central and Eastern Kentucky areas. Each client is identified by contracts. Revenue is recognized in the following manners for Brokerage commission's revenue and Distribution fees revenue.

Brokerage commissions - The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

Distribution fees - The Company enters into arrangements with managed accounts or other pooled investment vehicles (funds) to distribute shares to investors. The Company may receive distribution fees paid by the fund up front, over time, upon the investor's exit from the fund (that is, a contingent deferred sales charge), or as a combination thereof. The Company believes that its performance obligation is the sale of securities to investors and as such this is fulfilled on the trade date. Any fixed amounts are recognized on the trade date and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of the shares at future points in time as well as the length of time the investor remains in the fund, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the market value of the fund and the investor activities are known, which are usually monthly or quarterly. Distribution fees recognized in the current period are primarily related to performance obligations that have been satisfied in prior periods.

Income Taxes - The Company, with the consent of its sole stockholder, has elected under the provisions of the Internal Revenue Code to be a Subchapter S Corporation. As a result of this election, the stockholder of the S Corporation is taxed on her proportionate share of the Corporation's taxable income and, accordingly, no provision for federal income taxes has been made. The Company has recorded a provision for state and local income taxes based upon its taxable net income.

Note A - Summary of Significant Accounting Policies (Continued):

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, *Income Taxes.* Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change. With few exceptions, the Company is no longer subject to U.S. federal and state tax examinations by tax authorities for tax years before 2022. The Company has concluded that there are no significant uncertain tax positions requiring recognition or disclosure, and there are no material amounts of unrecognized tax benefits. There were no tax penalties or interest levied against the Company during the year.

Statements of Cash Flows - For purposes of these statements, short-term investments which have a maturity of three months or less are considered cash and cash equivalents. Cash and cash equivalents consisted of cash of $196,611 and deposits with clearing organization and others of $175,225 as of December 31, 2025. Cash and cash equivalents consisted of cash of $22,403 and deposits with clearing organization and others of $148,536 as of December 31, 2024.

Advertising - Advertising costs are charged to operations in the year incurred. There were no costs incurred for advertising for the years ended December 31, 2025 and 2024, respectively.

Deposits with Clearing Organization and Others - Deposits with clearing organization and others consist of cash, cash equivalents and other short-term securities.

Leases - The Company has adopted Accounting Standards Update ("ASU") No. 2016-02, accounting for leases. The Company recognizes right-of-use ("ROU") assets and related lease liabilities on the balance sheet for all arrangements with terms longer than 12 months. There were no leases that qualified for capitalization under this standard for the years ending December 31, 2025 and 2024, respectively.

Segment Reporting - In accordance with ASC 280-10-50 and ASU 2023-07, the Company has determined it is engaged in a single line of business as a securities broker-dealer, which is comprised of principal and agency transactions. The Company has identified its CEO as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note I), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

Note B - Concentration of Credit Risk:

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the credit worthiness of the counterparty.

The Company maintains cash balances at several financial institutions. Accounts at these institutions are insured by the Federal Deposit Insurance Corporation as well as the Securities Investor Protection Corporation up to $250,000 per insurer. The Company did not have any significant uninsured cash balances with these financial institutions as of December 31, 2025 and 2024.

Note C - Fair Value Measurements

For financial statement reporting purposes, fair value is defined as the price that would be received for an asset or paid to transfer a liability (an exit price) in the Company's principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date.

A fair value hierarchy has been established for financial reporting purposes which requires the Company to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. There are three levels within its hierarchy that may be used to measure fair value:

Level 1 Inputs: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

Level 2 Inputs: Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3 Inputs: Significant unobservable inputs that reflect the Company's own asset assumptions about the assumptions that market participants would use in pricing an asset or liability.

In many cases, a valuation technique used to measure fair value includes input from multiple levels of the fair value hierarchy. The lowest level of significant input determines the placement of the entire fair value measurement in the hierarchy.

The fair value of the Company's other financial instruments is based on estimates. These estimates are made at a specific point in time based on relevant market information and information about the financial instrument. These estimates are subjective in nature, involve matters of judgment, and, therefore, cannot be determined with precision. Estimated fair values are significantly affected by the assumptions used.

The carrying amounts of cash and cash equivalents, receivables, prepaid expenses, payables and accrued expenses as reported in the accompanying Statements of Financial Condition approximate their fair values due to their short-term maturity, to being readily converted to a known amount, or other observable inputs. As such, these instruments are measured using Level 1 inputs.

Note D - Accounts Receivable:

Accounts receivable represent amounts due from the Company's clearing broker principally for commissions and distribution fees earned for the month of December, less a mid-month advance against the amount due. The Company does not require collateral under its present arrangement with the clearing broker and considers all receivables to be collectible in the ordinary course of business. Due to positive collection history, management deemed that no allowance for doubtful accounts was necessary as of December 31, 2025 and 2024. See note K.

Note E - Investments:

Marketable securities owned at December 31, 2025 and 2024, consist of investment securities at quoted market values and are as follows:

	Level 1	Level 2	Level 3	Total
2025				
Corporate Stocks and ETFs	$ 213,317	$ -	$ -	$ 213,317
	$ 213,317	$ -	$ -	$ 213,317
2024				
Corporate Stocks and ETFs	$ 214,871	$ -	$ -	$ 214,871
	$ 214,871	$ -	$ -	$ 214,871

These investments are being carried at fair market value. The cost basis of these investments as of December 31, 2025 and 2024, was $7,396 and $7,396, respectively, resulting in a total unrealized gain at December 31, 2025 and 2024, of $205,921 and $207,475 respectively, and an unrealized loss in the current year of $1,555 ($80,247 unrealized loss in 2024). No securities were sold or distributed to the stockholder in 2025 or 2024, resulting in no realized gain or loss for either year.

Note F - Property and Equipment:

As of December 31, 2025, and 2024, property and equipment consisted of the following:

	2025	2024
Furniture and fixtures	$ 85,352	$ 85,352
Office equipment	23,831	23,831
Leasehold improvements	74,068	74,068
Total Property and Equipment	183,251	183,251
Less: Accumulated Depreciation	(172,646)	(164,746)
Net Property and Equipment	$ 10,605	$ 18,505

Note G - Retirement Plan:

> The Company has a Simple IRA Retirement Plan which covers substantially all employees. Under the plan, participating employees make an election to defer a portion of their compensation, and the Company makes a contribution equal to the lesser of the deferral amount or three percent of the total compensation of the participant. Employer retirement plan contributions for the years ended December 31, 2025 and 2024, were $15,459 and $17,914 respectively.

Note H - Related Party Transactions:

> The Company leases its premises under a month to month arrangement from a corporation owned by the Company's sole stockholder. Monthly rent under the agreement is $4,000 ($4,000 per month in 2024). The Company also reimburses the related entity or receives reimbursement from the related entity for expenses such as utilities and maintenance. The Company incurred net expenses related to this agreement of $54,924 and $53,897 for the years ended December 31, 2025 and 2024, respectively. The Company owed the related entity $2,906 and $10,199 related to this agreement for the years ended December 31, 2025 and 2024, respectively. The related entity owed the Company $3,235 and $235 for the reimbursement of shared expenses as of December 31, 2025 and 2024, respectively.

> The Company owed the sole shareholder $6,509 related to the reimbursement of expenses as of December 31, 2024. This amount was included in accounts payable as of December 31, 2024. Nothing was owed to the sole shareholder as of December 31, 2025.

Note I - Net Capital Requirements:

> The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. In addition, equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. The Company had regulatory net capital of $401,357 and $223,334 as of December 31, 2025 and 2024, respectively. The Company's net capital as of December 31, 2025 and 2024, was $351,357 and $173,334 in excess of its minimum net capital requirement of $50,000, respectively. The Company's net capital ratio was .37 to 1 and .57 to 1 as of December 31, 2025 and 2024, respectively.

Note J - Indemnifications:

> The Company indemnifies clients against potential losses incurred in the event certain third-party service providers, including subcustodians and third-party brokers, execute transactions improperly. The potential future payments under this indemnification policy cannot be estimated. However, the Company believes that it is unlikely it will incur material obligations under this agreement, therefore, no contingent liability has been recognized in the accompanying financial statements.

Note K - Allowance for Credit Losses:

> The Company accounts for credit losses in accordance with ASC Topic 326, Financial Instruments – Credit Losses ("ASC 326"). ASC 326 impacts the impairment model for certain financial assets measured at amortized cost by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset, recorded at inception or purchase. Under the accounting update, the Company has the ability to determine there are no expected credit losses in certain circumstances.

Note K - Allowance for Credit Losses (Continued):

The allowance for credit losses is based on the Company's expectation of the collectability of financial instruments carried at amortized cost. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses.

The Company did not record any allowances for credit losses at December 31, 2025 or 2024, respectively. The Company concluded it did not have an expected credit loss based on the nature and contractual life or expected life of the financial asset.

Note L - Exemption from Rule 15c3-3

The Company claimed an exemption from Rule 15c3-3 under the provisions of Section (k)(2)(ii) and, as a result, has not included Schedule II, Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3, or Schedule III- Information Related to Possession or Control Requirements Under SEC Rule 15c3-3.

The Company clears all transactions with and for customers on a fully disclosed basis with an independent clearing broker or dealer. The Company promptly transmits all customers' funds and securities to the clearing broker or dealer, which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Rule 17a-3 and Rule 17a-4 of the SEC (as are customarily made and kept by a clearing broker or dealer).

Note M - Date of Management's Review:

Management has evaluated events and transactions occurring subsequent to the balance sheet date for items that should potentially be recognized or disclosed in these financial statements. The evaluation was conducted through March 2, 2026, which is the date these financial statements were available to be issued.

SUPPLEMENTAL INFORMATION

NANCY BARRON & ASSOCIATES, INC.
SCHEDULE A
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2025

Net Capital:		
Total Stockholder's Equity		$ 473,986
Deductions and/or Charges:		
Non-allowable fixed assets	$ 10,605	
Non-allowable receivables from brokers or dealers	16,600	
Prepaid expenses	7,023	
Other receivable	3,235	
		$ (37,463)
Net Capital Before Haircuts on Securities Positions		436,523
Haircuts on Securities		(35,166)
Net Capital		$ 401,357
Aggregate Indebtedness:		
Accounts payable	$ 13,760	
Payroll taxes and retirement contributions payable	27,132	
Accrued income taxes	7,783	
Accrued wages	99,955	
Total Aggregate Indebtedness		$ 148,630
Computation of Basic Net Capital Requirement		
Minimum net capital required:		
$50,000 minimum		$ 50,000
Excess Net Capital		$ 351,357
Ratio: Aggregate indebtedness to net capital		.37 to 1
Reconciliation with Company's Computation:		
Net capital as reported in Company's Part II (unaudited) FOCUS report		$ 401,357
Effect of audit adjustments on accounts included in net capital calculation		-
Net Capital per Above		$ 401,357

There is no material difference between the preceding computation and the Company's corresponding unaudited Part II of Form X-17A-5 as of December 31, 2025

See accompanying independent auditors' report

SECURITIES INVESTOR PROTECTION CORPORATION

GENERAL ASSESSMENT FORM

For the fiscal year ended   12/31/2025

Determination of "SIPC NET Operating Revenues" and General Assessment for:	
MEMBER NAME	SEC No.
NANCY BARRON & ASSOCIATES INC	8-44803
For the fiscal period beginning 1/1/2025 and ending 12/31/2025	

1 Total Revenue (FOCUS Report – Statement of Income (Loss) – Code 4030) $ 1,142,374.00

2 Additions:

a Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

b Net loss from principal transactions in securities in trading accounts.

c Net loss from principal transactions in commodities in trading accounts.

d Interest and dividend expense deducted in determining item 1.

e Net loss from management of or participation in the underwriting or distribution of securities.

f Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit management of or participation in underwriting or distribution of securities.

g Net loss from securities in investment accounts. $ 1,555.00

h Add lines 2a through 2g. This is your **total additions**. $ 1,555.00

3 Add lines 1 and 2h $ 1,143,929.00

4 Deductions:

a Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts and from transactions in security futures products. $ 689,267.00

b Revenues from commodity transactions.

c Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. $ 7,000.00

d Reimbursements for postage in connection with proxy solicitations.

e Net gain from securities in investment accounts.

f 100% commissions and markups earned from transactions in (I) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

g Direct expenses of printing, advertising, and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

h Other revenue not related either directly or indirectly to the securities business.

Deductions in excess of $100,000 require documentation

5 a Total interest and dividend expense (FOCUS Report - Statement of Income (Loss) - Code 4075 plus line 2d above) but not in excess of total interest and dividend income

b 40% of margin interest earned on customers securities accounts (40% of FOCUS Report - Statement of Income (Loss) - Code 3960)

c Enter the greater of line 5a or 5b $ 0.00

6 Add lines 4a through 4h and 5c. This is your **total deductions**. $ 696,267.00

SECURITIES INVESTOR PROTECTION CORPORATION

GENERAL ASSESSMENT FORM

For the fiscal year ended 12/31/2025

7	Subtract line 6 from line 3. This is your **SIPC Net Operating Revenues**.	$ 447,662.00
8	Multiply line 7 by .0015. This is your **General Assessment**.	$ 671.00
9	Current overpayment/credit balance, if any	$ 0.00
10	General assessment from last filed 2025 SIPC-6 or 6A	$ 276.00
11 a	Overpayment(s) applied on all 2025 SIPC-6 and 6A(s)	$ 0.00
b	Any other overpayments applied	$ 0.00
c	All payments applied for 2025 SIPC-6 and 6A(s)	$ 276.00
d	Add lines 11a through 11c	$ 276.00
12	**LESSER** of line 10 or 11d.	$ 276.00
13 a	Amount from line 8	$ 671.00
b	Amount from line 9	$ 0.00
c	Amount from line 12	$ 276.00
d	Subtract lines 13b and 13c from 13a. This is your **assessment balance due**.	$ 395.00
14	Interest (see instructions) for 0 days late at 20% per annum	$ 0.00
15	**Amount you owe SIPC**. Add lines 13d and 14.	$ 395.00
16	Overpayment/credit carried forward (if applicable)	$ 0.00

SEC No. 8-44803	Designated Examining Authority DEA: FINRA	FYE 2025	Month Dec
MEMBER NAME MAILING ADDRESS	NANCY BARRON & ASSOCIATES INC 150 GRAND BLVD LEXINGTON, KY 40507 UNITED STATES		

Subsidiaries (S) and predecessors (P) included in the form (give name and SEC number)

☑ By checking this box, you certify that you have the authority of the SIPC member to sign this form; that all information in this form is true and complete; and that on behalf of the SIPC member, you are authorized, and do hereby consent, to the storage and handling by SIPC of the data in accordance with SIPC's Privacy Policy

NANCY BARRON & ASSOCIATES INC	Patrick J. Bradley
(Name of SIPC Member)	(Authorized Signatory)
2/24/2026	pbradley@nancybarron.com
(Date)	(e-mail address)

Completion of the "Authorized Signatory" line will be deemed a signature.

This form and the assessment payment are due 60 days after the end of the fiscal year.

NANCY BARRON & ASSOCIATES, INC.
EXEMPTION FROM 17 C.F.R. §240.15c3-3 CUSTOMER PROTECTION----RESERVE AND CUSTODY OF SECURITIES REQUIRED BY SECURITIES AND EXCHANGE COMMISSION
FOR THE YEAR ENDED DECEMBER 31, 2025

To the best knowledge and belief of Nancy Barron & Associates, Inc. (the company), the company is exempt from rule 17 C.F.R. §240.15c3-3 Customer Protection---Reserve and Custody of Securities for the year ended December 31, 2025.

The basis for this exemption is 17 C.F.R. §240.15c3-3(k)(2)(ii). The company is an introducing broker that clears all transactions with and for customers on a fully disclosed basis with our clearing broker National Financial Services, LLC, and promptly transmits all customer funds and securities to the clearing broker which carries all of the accounts of such customers. The company has met the exemption provision of 17 C.F.R. §240.15c3-3(k)(2)(ii) throughout the most recent fiscal year without exception.

Nancy Truxtun Barron, II

President



RODEFER MOSS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholder
of Nancy Barron & Associates, Inc.

We have reviewed management's statements, included in the accompanying Exemption form 17 C.F.R. 240 15c3-3 Customer Protection Reserve and Custody of Securities Rule, in which (1) Nancy Barron & Associates, Inc. (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3(k)(2)(ii) (exemption provisions) and (2) the Company's management stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board ("United States") and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Rodefer Moss & Co, PLLC

Knoxville, Tennessee
February 27, 2026



RODEFER MOSS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Shareholder of Nancy Barron & Associates, Inc.

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2025. Management of Nancy Barron & Associates, Inc. (Company) is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2025. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our associated findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries and bank statements, noting no differences;

2) Compared the Total Revenue amount reported on the annual audited report Form X-17A-5 Part III for the year ended December 31, 2025, with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2025, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2025. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Rodefer Moss & Co, PLLC

Knoxville, Tennessee
February 27, 2026